DRINKS AMERICAS HOLDINGS, INC.
372 Danbury Road
Wilton, CT 06897

December 15, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561
Attn: Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Drinks Americas Holdings, Inc.
Form 10-K for the period ending 4/30/09
Filed August 13, 2009
Reference No. 000-19086

Dear Ms. Jenkins:

This refers to your letter of December 2, 2009 addressed to Mr. Kenny of Drinks Americas Holdings, Inc. (the “Company” or “Drinks”).  We have responded to your comment by amending our Form 10-K by adding the following sentence at the end of the third paragraph of Item 9A(T) “Controls and Procedures”:

In making this assessment, management used the criteria set forth in the Internal
Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ J. Patrick Kenny
J. Patrick Kenny
Chief Executive Officer/Acting Chief Accounting Officer